                                                                    EXHIBIT 99.2
                               Fiscal 2002 First Quarter Results with Commentary


                               UTi WORLDWIDE INC.




                                   FISCAL 2002
                              FIRST QUARTER RESULTS
                                      WITH
                                   COMMENTARY


                                  JUNE 15, 2001


                 -----------------------------------------------



UTi is pleased to present herein its results for the three months ended April 30, 2001 along with management's commentary on those results and financial position. Certain of the statements contained in this commentary (other than the financial statements and other statements of historical fact) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such forward-looking statements may include, but are not limited to, the discussion of (i) the Company's growth strategies; (ii) trends in the Company's business; and (iii) the Company's future liquidity requirements and capital resources.

Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effects of future developments on the Company will be those anticipated by management. The important factors described in the attached commentary and in the Company's annual report for the year ended January 31, 2001 on Form 20-F (including, without limitation, those factors discussed in the "Risk Factors" sections of the attached commentary and the Company's Form 20-F), on file with the Securities and Exchange Commission (the "SEC"), could affect (and in some cases have affected) the Company's actual results and could cause such results to differ materially from estimates or expectations reflected in such forward-looking statements. In light of these factors, there can be no assurance that events anticipated by the forward-looking statements contained in the attached commentary will in fact transpire.

While management periodically reassesses material trends and uncertainties affecting its results of operations and financial condition, the Company does not intend to review or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               UTi WORLDWIDE INC.
                              FINANCIAL INFORMATION

                    UNAUDITED CONSOLIDATED INCOME STATEMENTS
               FOR THE THREE MONTHS ENDED APRIL 30, 2001 AND 2000
               Prepared in Accordance with Accounting Principles
                    Generally Accepted in the United States
                 (US$000's, except share and per share amounts)

                                                     Three months ended April 30,
                                                     ----------------------------
                                                         2001            2000
                                                     ------------    ------------
                                                             (Unaudited)
            Gross revenue ........................   $    214,972    $    192,692
            Freight consolidation costs ..........        140,796         126,891
                                                     ------------    ------------
            Net revenue ..........................         74,176          65,801
            Staff costs ..........................         39,250          34,259
            Depreciation .........................          2,306           2,057
            Amortization .........................          1,263             790
            Other operating expenses .............         26,053          24,748
                                                     ------------    ------------
            Operating profit .....................          5,304           3,947
            Interest expense, net ................           (215)           (665)
            Losses on foreign exchange ...........            (79)            (32)
                                                     ------------    ------------
            Pretax income ........................          5,010           3,250
            Income tax expense ...................           (848)           (820)
                                                     ------------    ------------
            Income before minority interests......          4,162           2,430
            Minority interests ...................           (142)            (93)
                                                     ------------    ------------
            Net income ...........................   $      4,020    $      2,337
                                                     ============    ============

            Basic earnings per ordinary share ....   $       0.16    $       0.16
            Diluted earnings per ordinary share...   $       0.16    $       0.12

            Number of weighted average shares
              used for per share calculations:
                Basic shares .....................     24,949,182      14,287,375
                Diluted shares ...................     25,540,093      19,718,889

                           CONSOLIDATED BALANCE SHEETS
              AS OF APRIL 30, 2001 (UNAUDITED) AND JANUARY 31, 2001
               Prepared in Accordance with Accounting Principles
                    Generally Accepted in the United States
                        (US$000's, except share amounts)

                                                 April 30,   January 31,
                                                   2001         2001
                                                 ---------   ----------
                                                (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents ..................   $ 108,516    $  98,372
  Trade receivables (net of allowance for
    doubtful receivables of $9,784 and
    $11,156 as of April 30, 2001 and
    January 31, 2001, respectively)...........     201,252      212,860
  Other current assets .......................      24,997       23,551
                                                 ---------    ---------

Total current assets .........................     334,765      334,783
Property, plant and equipment, net ...........      33,423       34,952
Goodwill, net ................................      68,245       68,043
Investments ..................................         203          209
Deferred income tax assets ...................       2,040        1,469
Other non-current assets .....................       4,380        4,297
                                                 ---------    ---------

Total assets .................................   $ 443,056    $ 443,753
                                                 =========    =========


LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
  Bank lines of credit .......................   $  42,221    $  32,609
  Current portion of capital lease obligations       2,222        2,307
  Short-term borrowings ......................      11,266       11,570
  Trade payables and other accrued liabilities     181,027      188,902
  Income taxes payable .......................       3,905        3,747
  Deferred income tax liabilities ............         232          213
                                                 ---------    ---------

Total current liabilities ....................     240,873      239,348
Long-term liabilities:
  Long-term borrowings .......................       2,965        3,159
  Capital lease obligations ..................       8,100        8,672
  Deferred income tax liabilities ............       2,358        2,377
  Pension obligations ........................         650          682
                                                 ---------    ---------

Total long-term liabilities ..................      14,073       14,890
Minority interests ...........................       1,838        2,027
Commitments and contingencies
Shareholders' equity:
  Common stock (ordinary shares of no par
    value: 25,685,950 shares issued and
    outstanding as of April 30, 2001 and
    January 31, 2001).........................     206,675      206,626
  Retained earnings ..........................      21,470       19,376
  Accumulated other comprehensive loss .......     (41,873)     (38,514)
                                                 ---------    ---------

Total shareholders' equity ...................     186,272      187,488
                                                 ---------    ---------

Total liabilities and shareholders' equity ...   $ 443,056    $ 443,753
                                                 =========    =========

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED APRIL 30, 2001 AND 2000
               Prepared in Accordance with Accounting Principles
                    Generally Accepted in the United States
                                   (US$000's)

                                                               Three months ended
                                                                    April 30,
                                                             ----------------------
                                                               2001         2000
                                                             ---------    ---------
                                                                  (Unaudited)
Operating activities:
  Net income .............................................   $   4,020    $   2,337
  Adjustments to reconcile net income to net cash provided
      by operating activities:
    Stock compensation costs .............................          48          400
    Depreciation expense .................................       2,306        2,057
    Amortization expense .................................       1,263          790
    Deferred tax expense .................................        (617)        (408)
    Gain on disposal of property, plant and equipment ....         (17)         (37)
    Loss on disposal of other investments ................          --          236
    Other ................................................         141           93
    Changes in operating assets and liabilities:
      Decrease/(increase) in trade receivables and other
        current assets ...................................       7,800      (13,595)
      (Decrease)/increase in trade payables and other
        accrued liabilities ..............................      (7,724)      16,120
      Other ..............................................        (156)         (39)
                                                             ---------    ---------
Net cash provided by operating activities ................       7,064        7,954
Investing activities:
  Purchases of property, plant and equipment .............      (1,797)      (1,859)
  Proceeds from disposal of property, plant and equipment          341          210
  Acquisition of subsidiaries ............................      (1,767)      (4,339)
  Other ..................................................          (3)          73
                                                             ---------    ---------
Net cash used in investing activities ....................      (3,226)      (5,915)
Financing activities:
  Increase in bank lines of credit .......................       9,612          734
  Long-term borrowings -- advanced .......................          21          303
  Long-term borrowings -- repaid .........................          (8)          (1)
  Capital lease obligations -- repaid ....................        (520)        (488)
  (Increase)/decrease in minority interests ..............        (153)          39
  Other ..................................................        (615)         739
                                                             ---------    ---------
Net cash provided by financing activities ................       8,337        1,326
                                                             ---------    ---------
Net increase in cash and cash equivalents ................      12,175        3,365
Cash and cash equivalents at beginning of period .........      98,372       20,760
Effect of foreign exchange rate changes ..................      (2,031)       4,656
                                                             ---------    ---------
Cash and cash equivalents as of April 30 .................   $ 108,516    $  28,781
                                                             =========    =========

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED APRIL 30, 2001 AND 2000 (UNAUDITED)

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements include the accounts of UTi Worldwide Inc. and its subsidiaries, ("UTi" or the "Company"). These financial statements have been prepared in United States dollars in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Operating results for the three months ended April 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2002 or any other future periods.

The balance sheet at January 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended January 31, 2001 on Form 20-F on file with the Securities and Exchange Commission.

In June 1998, the Financial Accounting Standards Board ("the FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet at the fair value. SFAS 133 became effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB No. 133" ("SFAS 137") and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133" ("SFAS 138"). The Company adopted SFAS 133, SFAS 137 and SFAS 138 on February 1, 2001. The adoption of these standards did not have a material impact on the Company's financial position or results of operations.

NOTE 2.  EARNINGS PER SHARE

                                                               Three months ended
                                                                    April 30,
                                                          ----------------------------
                                                             2001              2000
                                                          -----------      -----------
                                                            (US$000's, except share
                                                             and per share amounts)
Basic earnings per ordinary share:
  Profit attributable to ordinary shareholders .....      $     4,020      $     2,337
  Weighted average number of ordinary shares .......       24,949,182       14,287,375
  Basic earnings per ordinary share ................      $      0.16      $      0.16

Diluted earnings per ordinary share:
  Profit attributable to shareholders ..............      $     4,020      $     2,337
  Weighted average number of ordinary shares .......       25,540,093       14,930,608
  Weighted average number of preference shares .....               --        4,788,281
                                                          -----------      -----------
Weighted average number of ordinary shares (diluted)       25,540,093       19,718,889
Diluted earnings per ordinary share ................      $      0.16      $      0.12

The above number of shares excludes any contingently issuable ordinary shares.

NOTE 3. OTHER COMPREHENSIVE INCOME/(LOSS)

                                                     Three months ended
                                                          April 30,
                                                    ---------------------
                                                      2001         2000
                                                    -------       -------
Net income ...................................      $ 4,020       $ 2,337
Other comprehensive income/(loss), net of tax:
    Foreign exchange translation adjustments .       (3,359)       (2,243)
                                                    -------       -------
Comprehensive income .........................      $   661       $    94
                                                    =======       =======


NOTE 4. SEGMENT INFORMATION

The Company operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. For segmental reporting purposes by geographic region, gross airfreight and ocean freight forwarding revenues for the movement of goods is attributed to the country where the shipment originates. Gross revenues, as well as net revenues, for all other services are attributed to the country where the services are performed. Net revenues for airfreight and ocean freight forwarding related to the movement of the goods are prorated between the country of origin and the destination country, based on a standard formula. Certain unaudited information regarding UTi's operations by segment is summarized below in US$000's.

                                                                 Three Months ended April 30, 2001
                                           -------------------------------------------------------------------------------
                                            Europe       Americas    Asia Pacific     Africa       Corporate        Total
                                           --------      --------    ---------- -    --------      --------       --------
Gross revenue from external customers      $ 64,568      $ 65,782      $ 55,105      $ 29,517      $     --       $214,972
                                           ========      ========      ========      ========      ========       ========
Net revenue ..........................     $ 14,876      $ 23,968      $ 13,358      $ 21,974      $     --       $ 74,176
Staff costs ..........................        8,630        14,430         6,228         8,868         1,094         39,250
Depreciation .........................          580           635           380           637            74          2,306
Amortization .........................          149           732           304            78            --          1,263
Other operating expenses .............        3,834         7,532         4,144        10,421           122         26,053
                                           --------      --------      --------      --------      --------       --------
Operating profit .....................     $  1,683      $    639      $  2,302      $  1,970      $ (1,290)         5,304
                                           ========      ========      ========      ========      ========
Interest expense, net.................                                                                                (215)
Losses on foreign exchange............                                                                                 (79)
                                                                                                                  --------
Pretax income.........................                                                                               5,010
Income tax expense....................                                                                                (848)
                                                                                                                  --------
Income before minority interests......                                                                            $  4,162
                                                                                                                  ========


                                                                 Three Months ended April 30, 2000
                                           -------------------------------------------------------------------------------
                                            Europe       Americas    Asia Pacific     Africa       Corporate        Total
                                           --------      --------    ---------- -    --------      --------       --------
Gross revenue from external customers      $ 62,467       $ 57,863      $ 37,304      $ 35,058      $     --       $192,692
                                           ========       ========      ========      ========      ========       ========
Net revenue ..........................     $ 13,568       $ 20,252      $  8,508      $ 23,473      $     --       $ 65,801
Staff costs ..........................        7,594         12,598         4,005         9,988            74         34,259
Depreciation .........................          486            460           199           816            96          2,057
Amortization .........................          116            510            84            80            --            790
Other operating expenses .............        3,777          6,524         2,712        11,197           538         24,748
                                           --------       --------      --------      --------      --------       --------
Operating profit .....................     $  1,595       $    160      $  1,508      $  1,392      $   (708)         3,947
                                           ========       ========      ========      ========      ========
Interest expense, net ................                                                                                 (665)
Losses on foreign exchange ...........                                                                                  (32)
                                                                                                                   --------
Pretax income.........................                                                                                3,250
Income tax expense....................                                                                                 (820)
                                                                                                                   --------
Income before minority interests......                                                                             $  2,430
                                                                                                                   ========

The following table shows the gross revenue and net revenue attributable to the Company's principal services (in US$000's).

                                                   Three months ended
                                                        April 30,
                                                ------------------------
                                                  2001            2000
                                                --------        --------
        Gross revenue:
          Airfreight forwarding ........        $120,692        $108,596
          Ocean freight forwarding .....          60,119          54,692
          Customs brokerage ............          13,474          13,696
          Other ........................          20,687          15,708
                                                --------        --------
                                                $214,972        $192,692
                                                ========        ========
        Net revenue:
          Airfreight forwarding ........        $ 36,053        $ 32,107
          Ocean freight forwarding .....          13,397          10,912
          Customs brokerage ............          13,055          12,775
          Other ........................          11,671          10,007
                                                --------        --------
                                                $ 74,176        $ 65,801
                                                ========        ========

NOTE 5. PRO FORMA INFORMATION

In fiscal 2001, the Company acquired eight companies. The table below shows the pro forma results for the three months ended April 30, 2000 of the Company's acquisitions as if they had occurred at the beginning of the fiscal year (in US$000's, except share and per share amounts).

                                             GROSS          NET      EARNINGS
                                            REVENUE        INCOME    PER SHARE*
                                           ----------     -------    ----------
As reported............................... $  192,692     $ 2,337      $ 0.12
Acquisitions..............................     33,360         783        0.04
                                           ----------     -------      ------
  Total................................... $  226,052     $ 3,120      $ 0.16
                                           ==========     =======      ======

------------
 * Earnings per share calculated on 19,718,889 diluted ordinary shares.

NOTE 6.  ORDINARY AND PREFERENCE SHARES

The number of shares authorized under each of the Company's classes of ordinary and preference shares as of April 30, 2001 and January 31, 2001 were as follows:

                                                               April 30,         January 31,
                                                                 2001              2001
                                                              -----------       ------------
Common stock - ordinary shares of no par value........        500,000,000       500,000,000

Non-voting variable rate participating cumulative
convertible Class A preference shares of no par value.         50,000,000        50,000,000

Non-voting variable rate participating cumulative
convertible Class B preference shares of no par value.         50,000,000        50,000,000


NOTE 7.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table shows the supplemental non-cash investing and financing activities and the supplemental cash flow information (in US$000's).

                                            Three months ended
                                                 April 30,
                                           -------------------
                                             2001       2000
                                           -------     -------
     Non-cash activities:
       Dividends declared .............     $1,926     $2,388
       Additions to capital leases ....         40         25
     Cash paid:
       Interest, net ..................        216        665
       Income taxes ...................      1,466      1,227

In the three months ended April 30, 2000, the Company acquired certain assets and liabilities of KCB International Limited and Southern Overseas Express Lines Inc. In conjunction with these acquisitions, liabilities were assumed as follows:

     Fair value of assets acquired................  $  9,925
     Cash paid....................................    (8,700)
                                                    --------
     Liabilities assumed..........................  $  1,225
                                                    ========

                 COMMENTARY ON FISCAL 2002 FIRST QUARTER RESULTS

OVERVIEW

The following commentary explains material changes in the consolidated results of operations for UTi Worldwide Inc. and its subsidiaries, ("UTi" or the "Company"), for the three months ended April 30, 2001 ("first quarter of fiscal 2002") as compared to the three months ended April 30, 2000 ("first quarter of fiscal 2001"). Our financial statements, which are included with this commentary, are prepared in United States dollars and in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The following discussion should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended January 31, 2001, which are included in the Company's annual report for the year ended January 31, 2001 on Form 20-F, on file with the Securities and Exchange Commission.

DISCUSSION OF RESULTS

The following table shows the Company's results of operations as a percentage of net revenues.

                                                   Three months ended
                                                        April 30,
                                                ------------------------
                                                  2001            2000
                                                --------        --------
        Net revenue:
          Airfreight forwarding ............         49%           49%
          Ocean freight forwarding .........         18            17
          Customs brokerage ................         18            19
          Other ............................         15            15
                                                   ----          ----
        Total net revenue ..................        100%          100%
                                                   ====          ====
        Operating expenses:
          Staff costs ......................         53%           52%
          Depreciation .....................          3             3
          Amortization .....................          2             1
          Other operating expenses .........         35            38
                                                   ----          ----
        Total operating expenses ...........         93            94
                                                   ----          ----
        Operating profit ...................          7             6
        Interest expense, net ..............          *            (1)
        Losses on foreign exchange .........          *             *
                                                   ----          ----
        Pretax income ......................          7             5
        Income tax expense .................         (1)           (1)
        Minority interests .................          *             *
                                                   ----          ----
        Net income .........................          5%            4%
                                                   ====          ====

        EBITDA (1) .........................         12%           10%
                                                   ====          ====

----------
 *  Less than one percent.

(1) Although earnings before interest, taxes, depreciation and amortization, foreign exchange transaction gains and losses and minority interests ("EBITDA") is a non-U.S. GAAP measure, EBITDA is included because we believe that such calculation provides relevant and useful information for evaluating our performance. Similar to our net income and cash flows, funds depicted by EBITDA are subject to the same restrictions for use such as limitations contained in some of our bank credit facilities and restrictions on the payment of dividends.

THREE MONTHS ENDED APRIL 30, 2001 COMPARED TO THREE MONTHS ENDED APRIL 30, 2000

Net revenue increased $8.4 million, or 13% to $74.2 million for the quarter ended April 30, 2001 compared to $65.8 million for the first quarter of fiscal 2001. Overall, net revenue has been negatively impacted by foreign currency exchange rates for the current quarter versus the comparable period in the prior year and has benefited from acquisitions made during the last three quarters of fiscal 2001 and the first quarter of fiscal 2002. We estimate that, using currency exchange rates in effect for the first quarter of fiscal 2001, our net revenues for the first quarter of fiscal 2002 would have been $81.3 million, reflecting a growth rate of 24% on a constant currency basis. Of this increase, we estimate that acquisitions accounted for half of the 24% growth for the quarter ended April 30, 2001 versus the comparable period in the prior fiscal year on a constant currency basis.

Airfreight forwarding net revenue increased $4.0 million, or 12%, to $36.1 million for the first quarter of fiscal 2002 compared to $32.1 million for the prior year first quarter as a result of volume increases, predominantly from the Asia Pacific and Americas regions. Airfreight forwarding net revenue from the Asia Pacific region for the quarter ended April 30, 2001 increased by over 100% over the same prior year period, largely due to organic growth plus the contribution of the Continental acquisition.

Ocean freight forwarding net revenue increased $2.5 million, or 23%, to $13.4 million for the quarter ended April 30, 2001 compared to $10.9 million for the same prior year period. Increases in shipments and tonnage from Asia Pacific predominately to the Americas significantly contributed to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue increased $0.3 million, or 2%, to $13.1 million for the first quarter of fiscal 2002 compared to $12.8 million for the same prior year period. Customs brokerage net revenue increased primarily as a result of a general increase in the number of shipments during the quarter ended April 30, 2001 compared to the same prior year period.

Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $1.7 million, or 17%, to $11.7 million for the quarter ended April 30, 2001 compared to $10.0 million for the first quarter of fiscal 2001. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

Staff costs increased $5.0 million, or 15%, to $39.3 million for the first quarter of fiscal 2002 from $34.3 million for the same prior year period and also increased as a percentage of net revenue, from 52% to 53%. The increase in spending was due primarily to our overall increase in business activity with the addition of personnel in connection with acquisitions made during the last three quarters of fiscal 2001 and the first quarter of fiscal 2002.

Depreciation expense increased by $0.2 million, or 12%, for the quarter ended April 30, 2001 over the same prior year period to $2.3 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in the quarter ended April 30, 2001 as compared to the same prior year period.

Amortization increased by $0.5 million, or 60%, to $1.3 million in the quarter ended April 30, 2001 as a result of the acquisitions we made in the last three quarters of fiscal 2001 and the related goodwill being amortized. To date, our acquisitions have been accounted for using the purchase method of accounting and the related goodwill is amortized over a period generally not exceeding 20 years. Amortization expressed as a percentage of net revenue increased to 2% in the first quarter of fiscal 2002 from 1% in the same prior year period.

Other operating expenses increased by $1.4 million, or 5%, to $26.1 million in the quarter ended April 30, 2001 compared to $24.7 million for the same prior year period. Included in other operating expenses for the first quarter of fiscal 2002 are facilities and communications costs of $9.3 million compared to $7.7 million of such costs for the same prior year period. Facilities and communications costs increased primarily as a result of the addition of new locations and a general increase in business activity during the quarter ended April 30, 2001 compared to the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the quarter ended April 30, 2001, selling, general and administrative costs were $16.8 million compared to $17.0 million for the same prior year period. When expressed as a percentage of net revenue, other operating expenses decreased to 35% for the quarter ended April 30, 2001 versus 38% in the same prior year period.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, decreased $0.5 million to $0.2 million in the quarter ended April 30, 2001 from $0.7 million for the same prior year period. The decrease was primarily due to an increase in interest income over the prior year as a result of having unused IPO cash proceeds on deposit and a reduction in interest expense due to reduced borrowings in certain countries with higher interest rates.

The effective income tax rate decreased to 17% in the first quarter of fiscal 2002 compared to 25% in the same prior year period. Our overall tax rate is impacted by the geographic composition of our worldwide earnings, with some of our operations in countries with low effective income tax rates. We cannot predict, however, the amount of the increase in our effective tax rate given the uncertainties concerning the future geographical composition of our worldwide earnings.

Net income increased 72% to $4.0 million in the quarter ended April 30, 2001 as compared to the same prior year period for the reasons listed above.

LIQUIDITY AND CAPITAL RESOURCES

We have used our internally generated cash flow from operations along with the net proceeds from the issuance of share capital to fund our working capital requirements, capital expenditures, acquisitions and debt service.

In the three months ended April 30, 2001, we generated approximately $7.1 million in net cash from operating activities. (This number differs from $11.8 million in net cash previously announced and is due to a reclassification of foreign currency translations on trade payables and other accrued liabilities within the cash flow statement only. This change is between trade payables and other accrued liabilities and foreign exchange rate changes. There is no impact on cash balances.) Cash generated from operating activities resulted primarily from net income of $4.0 million plus depreciation and amortization totaling $3.6 million offset by a credit in deferred taxes of $0.6 million.

During the three months ended April 30, 2001, we used approximately $1.8 million of cash for acquisitions, primarily for earn-out payments made in the first quarter of fiscal 2002 related to acquisitions made in prior years, and $1.8 million for capital expenditures. Our financing activities during the three months ended April 30, 2001 provided $8.3 million of cash, primarily due to an increase of $9.6 million in our bank overdrafts. These activities, which were partially offset by foreign exchange rate changes, resulted in a net increase in our cash and cash equivalents from $98.4 million at January 31, 2001 to $108.5 million at April 30, 2001.

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In August 2000, Union-Transport Corporation, our U.S. operating company, entered into a revolving credit facility with General Electric Capital Corporation which provides for up to $29.0 million of borrowings based on a formula of eligible accounts receivables. The credit facility matures in three years, is guaranteed by us and is secured by substantially all of the assets of the U.S. operating company and its subsidiaries as well as a pledge of the stock of the U.S. operating company and its subsidiaries. The credit agreement contains customary financial and other covenants and restrictions applicable to the U.S. operations and a change of control provision applicable to changes at our holding company level. The agreement limits the right of the U.S. operating company to distribute funds to holding companies. Prior to syndication of the loan, interest is due and payable on borrowings under the credit facility at the latest rate for 30-day dealer placed commercial paper plus 2.75%. After syndication of the loan, interest is due and payable on borrowings under the credit facility at the borrower's election at either LIBOR plus 2.75% or the higher of 0.50% plus the base rate as published in the Wall Street Journal and 0.50% plus 50 basis points above the federal funds rate.

At April 30, 2001, we had capital lease obligations with a present value of approximately $10.3 million. These leases are generally repayable over a period of two to ten years and $2.2 million must be repaid in the 12-month period ending April 30, 2002.

We have various bank credit facilities established in countries where such facilities are required for our business. At April 30, 2001 these facilities provided for lines of credit from approximately $0.1 million to $29.0 million, and in total provided for guarantees, which are a necessary part of our business, of $19.1 million and a total borrowing capacity of approximately $61.6 million at April 30, 2001. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $42.2 million at April 30, 2001. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and ranged from 5.0% to 17.25% at April 30, 2001. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms. At April 30, 2001, we had approximately $19.4 million of available, unused borrowing capacity under our bank credit facilities.

The following use of proceeds information relates to our registration statement on Form F-1 (No. 333-47616) for our initial U.S. public offering of 5,405,000 ordinary shares (including the exercise by the underwriters of their over-allotment option), which registration statement was declared effective on November 2, 2000. The aggregate offering price for the 5,405,000 ordinary shares sold pursuant to the offering was approximately $81.1 million.

We received net proceeds of $71.8 million from our initial public offering, including the proceeds from the over-allotment option exercised by our underwriters, (after underwriting discounts of $5.7 million and transaction expenses of $3.6 million). None of the transaction expenses included payments to directors, officers, general partners of the company, persons owning 10% or more of the company's equity securities or affiliates of the company.

We used approximately $14.1 million of the net proceeds to repay the debt incurred with the acquisition of Continental. Additionally, through May 31, 2001, we have used approximately $19.4 million of the net proceeds to repay existing debt under various credit facilities. Pending application of the net proceeds, we invested the balance of these net proceeds in interest-bearing investments until the funds are utilized for strategic acquisitions of businesses and investments in information technology and other general corporate expenses.

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We believe that with our current cash position, various bank credit facilities and operating cash flows, we should have sufficient means to meet our working capital and liquidity requirements for the foreseeable future.

OTHER INFORMATION

Earnings before interest, taxes, depreciation and amortization, and foreign exchange transaction gains and losses and minority interests ("EBITDA") increased $2.1 million, or 31%, to $8.9 million for the first quarter of fiscal 2002, compared to $6.8 million for the three months ended April 30, 2000. The increase is primarily attributable to our increased net revenue while our expenses did not increase at the same rate. Funds represented by EBITDA are subject to restrictions, similar to those applicable to our net income and cash flows, such as limitations contained in some of our credit facilities and restrictions on the payment of dividends by some of our subsidiaries. Since all companies do not calculate EBITDA identically, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with U.S. GAAP, including net income as a measure of our operating results and cash flows as a measure of our liquidity.

QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of our operations necessitates dealing in many foreign currencies. Our results are subject to fluctuations due to changes in exchange rates. We attempt to limit our exposure to changing foreign exchange rates through both operational and financial market actions. We provide services to customers in locations throughout the world and, as a result, operate with many currencies including the key currencies of North America, Latin America, Africa, Asia Pacific and Europe.

Our short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized through our use of an intercompany netting and settlement system that settles all of our intercompany trading obligations once per month. In addition, selected exposures are managed by financial market transactions in the form of forward foreign exchange contracts (typically with maturities at the end of the month following the purchase of the contract). Forward foreign exchange contracts are primarily denominated in the currencies of our principal markets. We will normally generate foreign exchange gains and losses through normal trading operations. We do not enter into derivative contracts for speculative purposes.

We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

We are subject to changing interest rates because our debt consists primarily of short-term working capital lines. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments for trading or speculative purposes.

As of April 30, 2001, there had been no material changes in our exposure to market risks since January 31, 2001 as described in our annual report on Form 20-F on file with the SEC.

RISK FACTORS

The following risk factors should be read in conjunction with the risk factors contained in our Form 20-F for the fiscal year ended January 31, 2001 and our Form F-1, both on file with the SEC.

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WE DO BUSINESS ALL OVER THE WORLD AND WE EXPECT THAT OUR RESULTS OF OPERATIONS
MAY BE IMPACTED BY THE CURRENT GLOBAL ECONOMIC SLOWDOWN.

Our business is subject to general economic conditions, including adverse economic conditions in specific regions or countries which we serve. We are also subject to economic conditions specific to our industry. Our results for the quarter ended April 30, 2001 were accomplished despite weaker than expected results for the month of April. Initial results for the month of May 2001 indicate continued weakness in customer shipment sizes going into the second quarter of the current fiscal year. In addition, we are experiencing a slowdown in our Asia-Pacific region. Based on this pattern, we anticipate a tough operating environment for the second quarter of fiscal 2002. The current softening of global economic conditions creates uncertainty and may moderate our results for fiscal 2002.

FOREIGN CURRENCY FLUCTUATIONS WHICH MAY RESULT IN LOSSES AND A DECREASE IN OUR PROFITABILITY IN THE FUTURE.

Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency, rather than our reporting currency, a depreciation of the local currency against the U.S. dollar could adversely affect our earnings. A depreciation of these currencies would result in lower gross and net revenues reported. Similarly, the opposite effect will occur if these currencies appreciate against the U.S. dollar. Many of our operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent years. For the quarter ended April 30, 2001, adverse currency fluctuations in Europe and Africa impacted our reported results. Based on the exchange rates in effect at the first quarter of fiscal 2001, gross revenue would have been $230.3 million and net revenue would have been $81.3 million. We will experience the effects of changes in foreign exchange rates on our consolidated net income in the future.

COMPARISONS OF OUR OPERATING RESULTS FROM PERIOD TO PERIOD ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS AN INDICATOR OF FUTURE PERFORMANCE.

Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors, the seasonal nature of our business, economic conditions and currency fluctuations may all impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

     -    personnel costs,

     -    timing and magnitude of capital expenditures,

     -    costs relating to the expansion of operations,

     -    costs and revenue fluctuations due to acquisitions,

     -    customer discounts and credits, and

     - pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight.

These factors, and others, may materially adversely affect our operating results.

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OUR BUSINESS IS SUBJECT TO SEASONAL TRENDS.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first quarter is traditionally weaker compared with other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors and forces beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

OUR EFFECTIVE TAX RATE WILL IMPACT OUR RESULTS OF OPERATIONS, OUR CASH FLOW AND OUR PROFITABILITY.

We have international operations and generate taxable income in different countries throughout the world, with operations in some countries with low effective income tax rates. Our net income for the first quarter of fiscal 2002 reflects an effective tax rate of 17%, contrasted to an effective tax rate of 25% for the comparable prior year. We cannot predict, however, our future effective tax rate given the uncertainties concerning the future geographical composition of our worldwide earnings. In addition, if the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or situs in which our profits currently are recognized, our effective tax rate could increase which would decrease our cash flow and profitability.

WE FACE INTENSE COMPETITION IN THE FREIGHT FORWARDING, LOGISTICS AND SUPPLY CHAIN MANAGEMENT INDUSTRY.

The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Also, we face competition from computer information and consulting firms which traditionally operated outside of the supply chain services industry, but are now beginning to expand the scope of their services to include supply chain related activities. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

OUR INDUSTRY IS CONSOLIDATING AND IF WE CANNOT GAIN SUFFICIENT MARKET PRESENCE IN OUR INDUSTRY, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST LARGER, GLOBAL COMPANIES IN OUR INDUSTRY.

There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of regional and local freight forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

WE HAVE GROWN AND PLAN TO GROW, IN PART, THROUGH ACQUISITIONS OF OTHER FREIGHT FORWARDERS, CUSTOMS BROKERS AND SUPPLY CHAIN MANAGEMENT PROVIDERS. GROWTH BY ACQUISITIONS INVOLVES RISKS AND WE MAY NOT BE ABLE TO IDENTIFY OR ACQUIRE AND SUCCESSFULLY INTEGRATE ANY ACQUIRED BUSINESS INTO OUR OWN OPERATIONS.

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We have grown through acquisitions. We continue to integrate our most recent acquisitions and we may not successfully integrate these acquisitions or future acquisitions into our operations. In the future, we may pursue opportunities to expand our business by acquiring other companies.

Growth by acquisitions involves special risks including the following:

     - any inability to integrate acquired business into our operations, including because of incompatible computer or information systems or operating practices or differences in business or corporate cultures,

     - difficulties implementing proper business and accounting controls for acquired businesses which we allow to continue to operate on their existing information and accounting systems,

     - any inability to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms and valuations,

     - any inability to obtain financing, on favorable terms or at all, which is necessary to fund acquisitions, the integration of acquired businesses and/or the operation of the combined businesses,

     - any diversion of management's attention from existing operations to integrating the acquired companies,

     - any failure to successfully retain key personnel and key customers of any acquired company and expand the business as anticipated,

     - the risk that our due diligence regarding acquisition candidates may not adequately identify obstacles to our future successful operation of any such acquired business, including failing to identify significant liabilities or business contingencies,

     - the risk that acquisitions may result in adverse accounting or tax reporting obligations,

     - the risk that we will not have the understanding or experience to operate profitably in new lines of business which we may acquire,

     - the risk that our shareholders will experience dilution resulting from acquisitions in which some or all of the purchase price is paid by issuing our securities,

     - any failure of acquired businesses to achieve anticipated levels of revenues and earnings, and,

     - any inability to add new management or other personnel, implement new training programs, develop new operating processes or purchase or install additional software or hardware necessary to manage or operate any acquired businesses.

We expect our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to acquire companies according to our growth strategy or if we fail to integrate successfully any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.

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